Exhibit 99.1

STONECO LTD. ANNOUNCES EXPIRATION AND TENDER OFFER RESULTS

GEORGE TOWN, Grand Cayman, July 31, 2024 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“StoneCo” or the “Company”) announces the expiration and final results of the tender offer and consent solicitation pursuant to the terms and subject to the conditions set forth in an offer to purchase and consent solicitation statement dated July 1, 2024 (the “Offer to Purchase and Consent Solicitation”). Any capitalized term used but not defined in this press release has the respective meaning set forth in the Offer to Purchase and Consent Solicitation.

The Tender Offer and the Consent Solicitation expired at 5:00 p.m., New York City time, on July 30, 2024 (the “Expiration Time”). Based on the information provided by D.F. King & Co., Inc., the tender agent and the information agent for the Tender Offer and the Consent Solicitation (the “Tender and Information Agent”), tender instructions and Consents in the amounts set forth in the table below were validly delivered and not validly withdrawn prior to or at the Expiration Time.

Notes	CUSIP and ISIN Numbers	Principal Amount Outstanding	Aggregate Principal Amount Tendered	Percentage of Aggregate Principal Amount Outstanding Tendered
3.950% Senior Notes due 2028	CUSIP: 861787 AA7 / G85158 AA4 ISIN: US861787AA77 / USG85158AA43	US$500,000,000	US$294,558,000	58.91%

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All Notes that were validly tendered and not validly withdrawn at or before the Expiration Time will be accepted for purchase by the Company on the Final Settlement Date. Payment for all the Notes that are validly tendered and not validly withdrawn at any time prior to the Expiration Time will be made on the Final Settlement Date. It is anticipated that the Final Settlement Date will be on or around July 31, 2024.

Registered holders (each, a “Holder” and, collectively, the “Holders”) that have validly tendered and not validly withdrawn their Notes at or prior to the Early Tender Deadline are eligible to receive the Total Consideration, which includes the Early Tender Consideration. Holders that have validly tendered and not validly withdrawn their Notes at or prior to the Expiration Time are eligible to receive only the Tender Offer Consideration (as defined in the Offer to Purchase and Consent Solicitation), which excludes the Early Tender Consideration. In addition to the Tender Offer Consideration or the Total Consideration, as the case may be, Holders whose Notes are accepted for purchase pursuant to the Tender Offer and Consent Solicitation will also receive Accrued Interest.

The Company’s obligation to accept for purchase, and pay for, Notes that are validly tendered and not validly withdrawn pursuant to the Tender Offer and Consent Solicitation was conditioned upon the satisfaction or waiver of a number of conditions described in the Offer to Purchase and Consent Solicitation Statement, which have been satisfied.

The Company also solicited Consents from Holders of the Notes to proposed amendments to the indenture governing the Notes (the “Indenture”), providing for, among other things, the elimination of substantially all of the restrictive covenants, various events of default and related provisions contained in the Indenture, as well as allowing the Company to replace itself as principal debtor in respect to the Notes by a substituted debtor; provided that the Company (and all other existing guarantors) shall guarantee the payment of all sums payable by the substituted debtor as such principal debtor on the same terms mutatis mutandis as the Notes and subject to certain other conditions (the “Proposed Amendments”).

The Company has received the Requisite Consents (as defined in the Offer to Purchase and Consent Solicitation), as certified in writing by the Company to the Trustee (as defined in the Offer to Purchase and Consent Solicitation). It is expected that StoneCo Ltd., Stone Instituição de Pagamento S.A., MNLT S.A., Pagar.me Instituição de Pagamento S.A. and the Trustee will execute a supplemental indenture (the “Supplemental Indenture”) on or around July 31, 2024. The Supplemental Indenture will be effective promptly upon their execution and delivery; however, the Proposed Amendments will not become operative until amounts payable by the Company pursuant to the Tender Offer and Consent Solicitation are deposited with the Tender and Information Agent or, upon the Tender and Information Agent’s instructions, with DTC, on the Final Settlement Date.

Neither the Offer to Purchase and Consent Solicitation nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with, approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase and Consent Solicitation or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company, the guarantors or any of their affiliates in the United States or in any other jurisdiction. The Tender Offer and the Consent Solicitation is not being made to, nor will the Company accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offer and the Consent Solicitation would not be in compliance with the securities or blue-sky laws of such jurisdiction.

Any questions regarding the terms of the Tender Offer and Consent Solicitation should be directed to the Dealer Managers and Solicitation Agents at the addresses and telephone numbers set forth below.

The Dealer Managers for the Tender Offer and Solicitation Agents for the Consent Solicitation are:

Banco Bradesco BBI S.A. Av Presidente Juscelino Kubitschek, 1309, 10th floor São Paulo, SP, 04543-011 Attention: International Fixed Income Department Collect: +1 (646) 432-6642	HSBC Securities (USA) Inc. 66 Hudson Boulevard New York, New York 10001 Attention: Global Liability Management Group Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552
Jefferies LLC 520 Madison Avenue New York, NY 10022 Attn: Debt Capital Markets Toll Free: +1 (888) 708-5831 Collect: +1 (203) 708-5831	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York, 10179 Attention: Latin America Debt Capital Markets Toll Free: +1 (866) 846-2874 Collect: +1 (212) 834-4533

Important Notice Regarding Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither the Company nor the guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Disclaimer

This document must be read in conjunction with the Offer to Purchase and Consent Solicitation. This press release and the Offer to Purchase and Consent Solicitation contain important information that must be read carefully before any decision is made with respect to the Tender Offer and the Consent Solicitation. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its attorney, accountant or other independent financial or legal adviser. None of the Company, the guarantors, the Dealer Managers and Solicitation Agents, the Tender and Information Agent or any affiliate of such persons expresses any opinion as to whether the terms of the Tender Offer are fair to any Holder. Holders must make their own decision as to whether to tender and deliver Consent with respect to any Notes and, if so, the principal amount of Notes to tender.

About Stone

Stone is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations
investors@stone.co